SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF MINUTES OF EXTRAORDINARY MEETING OF BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON DECEMBER 21, 2007, ISSUED AS A SUMMARY.

NIRE (National Corporate Registration Number): 33300011595

1. Date: December 21, 2007.

2. Time: 8 a.m.

3. Place: Av. Brig. Faria Lima, 3400, 20º andar, São Paulo, SP.

4. Attendees: Benjamin Steinbruch (Chief Executive Officer), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Mauro Molchansky, Fernando Perrone, Yoshiaki Nakano, Darc Antonio da Luz Costa e Claudia Maria Sarti (Secretary of Meeting of Board of Directors); the meeting was held by teleconference.

6. Agenda: 6.1 - Proposal for Payment of Interest on Shareholders' Equity and Dividends - The Board of Directors ("Board"), by unanimous vote of those present at the meeting, under article 31 of the Company's Bylaws and article 204 and its paragraphs 1 and 2 of Law No. 6.404/76, approved, as an advance of the mandatory minimum dividend, the proposal of the Board of Executive Officers of (i) distribution to the shareholders of six hundred and sixty five million, eighty one thousand reais (R$665,081,000.00) as dividend, arising from the income in the balance sheet as of September 30, 2007, corresponding to R$2.593011 per outstanding share of capital stock on this date, free from withholding income tax - IRRF, in compliance with the legislation in force; and (ii) payment of one hundred and thirty four thousand million, nine hundred and nineteen thousand reais (134,919,000.00) as interest on shareholders' equity, which, subject to withholding income tax at the rate of 15%, shall provide for the shareholders which are enrolled, on this date, with the registers of the custodian, the net amount of R$0.447118 per share, and which, subject to the levy of withholding income tax at the rate of 25% for the shareholders domiciled in a country which do not tax income or which tax it at a maximum rate lower than 20%, as set forth in article 8 of Law 9.779/99, shall provide the shareholders which are enrolled, on this date, with the registers of the depositary institution, the net amount of R$0.394516 per share. The dividends and interest on shareholders' equity shall be paid, with no monetary restatement, as from January 8, 2008. Considering that the dividends and interest on capital hereby resolved for payment represent and advance on the mandatory minimum dividend, the matter should be ratified in the next Annual General Meeting, and, therefore, it should be included in the proposal for allocation of result of fiscal year 2007. 6.2 - Cancellation of treasury shares - The Board shall propose to the Annual General Meeting the cancellation of 4,000,000 shares currently held in treasury. 6.3 - Acquisition of its own shares - The Board, in view of the effective cancellation of the shares to be resolved by the Annual General Meeting, approved the acquisition of up to 4,000,000 shares of its own capital stock, to be held in treasury and subsequent disposal or cancellation, under article 3 of CVM (Brazilian Securities Commission) Instruction No. 10/80, by trading at the São Paulo Stock Exchange - BOVESPA, using the intermediation of the following brokerage firms: Itaú Corretora de Valores S.A., Pactual CTVM S.A. and Credit Suisse First Boston CTVM S.A. The operations may be started on the day following the approval date of the cancellation of shares set forth in item 6.2.1 above by the Annual General Meeting and they may be carried out by February 27, 2008. The share acquisition price shall not be higher than the respective quotation at the Stock Exchange. The number of Company's shares outstanding in the market, under the applicable legislation, is 256,489,818 shares, on this date. The Company's purpose in the operation is to generate maximum value for the shareholder, by means of an efficient management of the capital structure. The Board empowered the Board of Executive Officers to make all arrangements required to implement the resolution set forth herein. 6.4 - Stock Split - The Board approved the proposal to be submitted to the Extraordinary General Meeting, for the split of the Company's shares, so as to enhance their liquidity. Upon the split, each share of capital stock shall be represented by 3 shares. The share/ADR (American Depositary Receipt) ratio shall be maintained. 6.5 - Call of Extraordinary General Meeting - Subsequently, the Board, as set forth in item II of Article 17 of the Company's Bylaws, decided, by unanimous vote of those present, call the Extraordinary General Meeting, with the purpose of (i) approving the cancellation of 4,000,000 shares currently held in treasury, without reduction of capital stock; (ii) approving the split of shares of the Company's capital stock, pursuant to which each share of capital stock shall be represented by 3 shares; (iii) amendment of Article 5 and heading of Article 7 of the Company's Bylaws, to conform to the cancellation and stock split mentioned in items 1 and 2 above; and (iv) ratifying, under Article 256, Paragraph 1 of Law 6.404/76, the acquisition of control of Companhia de Fomento Mineral e Participações Ltda. 6.6 - Election of Execution Officer with the position of Investor Relations Officers - The Board of Directors approved, by unanimous vote, as set forth in article 17, item III of the Board of Directors, the election of Mr. JOSÉ MARCOS TREIGER, Brazilian, married, civil engineer, holder of the Brazilian Identity Card SSP/SP No. 22368937-3-SSP/RJ, enrolled with the Individual's Taxpayer Register CPF/MF under No. 336.975.907 -15, with offices at Av. Brigadeiro Faria Lima nº 3.400, 20º andar, in São Paulo, SP, as Executive Officer to perform exclusively the responsibilities of the Investor Relations Officer, under Article 5 of CVM Instruction No. 202/1993, with term of office by March 26, 2008, counted as of this date. The Executive Officer hereby elected represented that he is not subject to the impairments set forth in paragraphs 1 and 2 of article 147 of Law 6.404, of December 15, 1976.

I hereby certify that the representations transcribed herein are faithful to the original minutes filed in the Company's head offices.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of Meeting of Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.